Delisting Determination, The Nasdaq Stock Market, LLC, July 2, 2025,
Cutera, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the security of Cutera, Inc.
effective at the opening of the trading session on July 28, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on March 6, 2025. The Company did not file an appeal.
The Company security was suspended on March 13, 2025.
The Staff determination to delist the Company security became final on March 13, 2025.